June 26, 2012

VIA EDGAR AND HAND DELIVERY

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Restoration Hardware Holdings, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed May 25, 2012

File No. 333-176767

Dear Ms. Ransom:

On behalf of Restoration Hardware Holdings, Inc. (the “Company”), this letter responds to your letter, dated June 18, 2012 (the “Comment Letter”), regarding the above-referenced Amendment No. 3 (“Amendment No. 3”) to Registration Statement on Form S-1 (the “Registration Statement”), filed on May 25, 2012. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. The page references in our responses are to the revised prospectus included in Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which is being filed today by electronic submission. References herein to “we” and “our” refer to Restoration Hardware Holdings, Inc. and its consolidated subsidiaries unless otherwise noted.

Ms. Mara L. Ransom

Securities and Exchange Commission

June 26, 2012

General

1.	We note your indication in your cover letter and related disclosure that you believe you qualify as an “emerging growth company.” Considering it appears that the first sale of Restoration Hardware’s common equity securities pursuant to an effective registration statement occurred before December 8, 2011, we do not believe you are eligible to qualify as an emerging growth company, as defined in Section 101(d) of the Jumpstart Our Business Startups Act. In this regard, we consider you to be Restoration Hardware’s successor. Please revise your registration statement accordingly. Refer to Question 24 of the Generally Applicable Questions on Title I of the Jumpstart Our Business Startups Act.

Answer:	We respectfully advise the Staff that the Company believes that it is not a “successor” for Exchange Act reporting purposes, and accordingly it should be eligible to be an emerging growth company as defined in the JOBS Act. However, in order to proceed with the review process in a timely manner, the Company has elected not to rely on any of the provisions of the JOBS Act. Accordingly, the Company has amended the relevant disclosures throughout the prospectus regarding emerging growth company status and reliance upon the JOBS Act, and has inserted all disclosures that are required for non-emerging growth companies, which primarily consist of a Compensation Discussion and Analysis section.

2.	Also, please tell us whether you relied upon Section 5(d) of the Securities Act to provide potential investors that are qualified institutional buyers or institutional accredited investors any written materials. Similarly, please also tell us whether any research reports about you have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Answer:	We acknowledge the Staff’s comment and respectfully advise the Staff that we have not provided any potential investors that are qualified institutional buyers or institutional accredited investors with any written materials. We also respectfully advise the Staff that we are not aware of any research reports about us that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 by any broker or dealer that is participating or will participate in our offering.

Prospectus Summary, page 1

Our Company, page 1

3.

We note your references in this section and in the “Our Competitive Strengths” section on page 2 to market share gains and to continuing to “rapidly grow [y]our market share.” Please disclose the basis for these statements and any recent

Ms. Mara L. Ransom

Securities and Exchange Commission

June 26, 2012

increases in market share, with a view to explaining to investors how your market share has changed in recent periods. Please also disclose the basis for your statement regarding your “superior sales growth.”

Answer:	We have revised the disclosure on pages 1, 81 and 82 of Amendment No. 4 in response to the Staff’s comment to make clear that market share gains and superior sales growth are being determined by way of reference to general industry growth rates. We are supplementally providing data obtained from the U.S. Census Bureau regarding sales data for the furniture and home furnishing segment. These data show that our sales have grown significantly more than the industry generally, which we believe indicates that our market share has grown.

4.	Please explain what you mean by the statement that your brand is “disrupting” the current home furnishings market and describe the impact on the home furnishings market of any such disruption. Please also provide the basis for your statement that your “ability to innovate, curate and integrate products, categories, services and businesses with a completely authentic and distinctive point of view” is “unique.”

Answer:	We have revised the disclosure on pages 1, 2, 81 and 82 of Amendment No. 4 in response to the Staff’s comment.

Our Growth Strategy, page 3

Transform Our Real Estate Platform, page 3

5.	Please disclose the basis for your belief that you have the opportunity to double your selling square footage in the U.S. and Canada over the next 7 to 10 years, including whether the basis for this belief is attributable to any third-party research or to management’s internal estimates. If the statement is based upon management’s belief, please include an explanation for the basis of such belief. If the information is based upon third-party research, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus.

Answer:	We have revised the disclosure on pages 3 and 84 of Amendment No. 4 in response to the Staff’s comment. This statement is based on management’s analysis of the market opportunity to introduce the Company’s larger format full line Design Gallery store. Management has identified 50 key metropolitan areas in which it can open new full-line Design Galleries and has estimated the growth in selling square footage that can be achieved in those markets. Execution of this plan over the next 7 to 10 years would double our selling square footage in the U.S. and Canada.

Expand Our Offering and Increase Our Market Share, page 3

6.

We note the disclosure at the top of page 4 that you plan to test “new business opportunities such as Art & Culture and Hospitality.” In an appropriate place in your prospectus, please briefly describe these lines of business. If the “Hospitality”

Ms. Mara L. Ransom

Securities and Exchange Commission

June 26, 2012

business to which you refer on page 4 is different from the contract business that serves hospitality clients to which you refer on page 88, please differentiate as appropriate.

Answer:	We have revised the disclosure on pages 4, 26, 40, 85 and 93 of Amendment No. 4 in response to the Staff’s comment.

The Offering, page 10

Voting Rights, page 10

7.	In this section or the Description of Capital Stock section, please briefly describe the circumstances in which the law requires holders of your Class A and Class B common stock to vote separately.

Answer:	We have revised the disclosure on page 139 of Amendment No. 4 in response to the Staff’s comment.

Capitalization, page 43

8.	Refer to comment 31 of your response letter dated October 21, 2011. As previously requested, please revise footnote 2 to disclose the amount of unrecognized compensation expense related to the unvested restricted shares of your common stock that will be issued under the Replacement Plan. Please separately disclose the amount of expense associated with your unvested restricted shares of Class B common stock.

Answer:	We have revised the disclosure on page 45 of Amendment No. 4 to reflect the separate disclosure of expense associated with the unvested restricted shares of Class B common stock in response to the Staff’s comment. We acknowledge the Staff’s comment in all other respects and inform the Staff that the Company will complete the information in footnote 2 on page 45 in a subsequent amendment to reflect such information following its final determination of the price range for the offering.

9.	We note you plan to issue options to purchase shares in connection with this offering to your Co-Chief Executive Officers at an exercise price yet to be determined. Please disclose the amount of any compensation expense that will be associated with these options.

Answer:	We have revised the disclosure on page 120 of Amendment No. 4 in response to the Staff’s comment. We further inform the Staff that the Company will include numerical information in the revised disclosure in a subsequent amendment when such information is available based upon the price range of the offering.

Selected Historical Consolidated Financial and Operating Data, page 47

Ms. Mara L. Ransom

Securities and Exchange Commission

June 26, 2012

10.	Refer to footnote 10 on page 49 where you state you use Adjusted EBITDA “to make budgeting decisions.” Please expand your disclosure to specify the nature of the budgets that you use Adjusted EBITDA. If you are using Adjusted EBITDA as a liquidity measure, please tell us how your presentation complies with Item 10(e) of Regulation S-K or revise as necessary. In this regard your reconciliation from EBITDA to Adjusted EBITDA includes numerous recurring items that require cash settlement.

Answer:	We have revised the disclosure on pages 17, 50 and 56 of Amendment No. 4 in response to the Staff’s comment. We do not use Adjusted EBITDA as a liquidity measure or a measure of free cash flow.

11.	Please expand your tabular presentation of Other Financial and Operating Data to include cash flows from operating, investing and financing activities for each period presented. Refer to Non-GAAP Financial Measures Compliance and Disclosure Interpretations Question 102.06.

Answer:	We have revised the disclosure on pages 17, 50 and 56 of Amendment No. 4 to clarify that we use Adjusted EBITDA as a key profitability target in our annual and other budgets, which we determine in part based on our operational performance as reflected by Adjusted EBITDA. In addition, we respectfully inform the Staff that we do not use Adjusted EBITDA as a liquidity measure and so have not updated the disclosure in that regard.

Management’s Discussion and Analysis, page 51

Fiscal 2011 Compared to Fiscal 2010, page 58

Net Revenues, page 58

12.	Revise your disclosure to discuss the changes in the number of your retail stores. In this regard, explain the underlying reasons for the decrease in stores.

Answer:	We have revised the disclosure on pages 60, 62 and 64 of Amendment No. 4 in response to the Staff’s comment.

Gross Profit, page 58

13.	We note the increase in your gross margin related to “improved product margins.” Revise your disclosure to explain in further detail which products exhibited better product margins. In this regard, tell us what consideration you gave to disclosing the gross margin separately for furniture and non-furniture products.

Answer:	We have revised the disclosure on pages 60, 62, 63, 64 and 65 of Amendment No. 4 to further clarify the primary drivers leading to the increase in our gross margin. The increased leverage on our fixed occupancy costs of 310 basis points was the primary reason for the improvement in our gross margin. Product margins were a small component of the overall change and contributed only 30 basis points to change in gross margin.

Ms. Mara L. Ransom

Securities and Exchange Commission

June 26, 2012

Liquidity and Capital Resources, page 64

14.	We note your response to comment 46 in our letter dated October 7, 2011 and your disclosure on page 64 regarding your planned capital expenditures for fiscal 2012. Please also disclose the sources(s) of such capital expenditures. Additionally, please briefly discuss the anticipated amount and source(s) of your future capital expenditures. Refer to Item 303(a)(2) of Regulation S-K. In this regard, we note your statement on page 3 that you have the opportunity to double your current selling square footage in the next 7-10 years.

Answer:	We have revised the disclosure on page 68 of Amendment No. 4 in response to the Staff’s comment. As noted in the first sentence in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—General,” our primary sources of liquidity are our cash flows from operations and our revolving line of credit and term loan and we expect to use such sources to fund our future capital expenditures.

15.	Please expand your discussion to include the $12.4 million capital contribution adjustments to cash provided by operating activities of $17.1 million.

Answer:	We have revised the disclosure on page 69 of Amendment No. 4 in response to the Staff’s comment.

Stock-Based Compensation, page 71

16.	Refer to comments 55 and 15 of your response letters dated October 21, 2011, and December 8, 2011, respectively. We re-issue our prior comments. Further, please reconcile for us the grants of time-based and performance-based units on page 73 to the amounts disclosed in footnote 11 beginning on page F-26. Lastly, tell us why the weighted average grant date fair value of your performance-based units decreased in fiscal 2011 from fiscal 2010.

Answer:	We acknowledge the Staff’s comments 55 and 15 in our response letters dated October 21, 2011, and December 8, 2011, respectively, and advise the Staff that we have not yet determined the proposed IPO price range, nor have the underwriters discussed an estimated price range for our stock in the IPO with us. We will advise the Staff when a proposed price range has been established. We also acknowledge the Staff’s request for additional disclosures regarding any difference between the fair values of our recently issued performance based units and the estimated IPO price and we will revise the Registration Statement in a subsequent amendment to reflect such information following its final determination. This subsequent amendment will be filed in sufficient time to permit the Staff to review the disclosures before the distribution of any preliminary prospectuses.

We have revised the table on page 78 to reconcile the presentation of the grants of time-based and performance-based units on page 78 with the presentation of unit grants in the tables in footnote 11 beginning on page F-29. We note that the 325,000 units that were modified on September 8, 2011 as referenced in footnote 2 of the table on page 78

Ms. Mara L. Ransom

Securities and Exchange Commission

June 26, 2012

are counted as being granted once in such table, but these grants in the tables in footnote 11 beginning on page F-29 are counted as having been granted twice (and forfeited/cancelled once) because the modifications were deemed to constitute new grants for accounting purposes. In addition, the table on page 78 present grants since January 1, 2011, while the tables in footnote 11 beginning on page F-29 present grants made on a fiscal year basis (e.g., from January 30, 2011 through January 28, 2012).

As disclosed on pages 114 and 115 of Amendment No. 4, the performance-based units granted to Mr. Alberini in fiscal year 2010 would continue to vest after the IPO for 36 months to the extent unvested at the time of the IPO, while the performance-based units granted to other Company employees in fiscal year 2011 would be cancelled for no consideration to the extent unvested at the time of the IPO. This difference in the terms of the performance-based units granted in fiscal year 2010 to Mr. Alberini from the performance-based units granted in fiscal year 2011 to other Company employees results in a weighted average grant date fair value of the Company’s performance-based units granted in fiscal 2010 that is higher than the weighted average grant date fair value of the Company’s performance-based units granted in fiscal 2011.

Index to Consolidated Financial Statements, page F-1

17.	Please update your financial statements for your first fiscal 2012 quarter. Refer to Rule 3-12 of Regulation S-X.

Answer:	We have revised the disclosure throughout Amendment No. 4 to include our financial statements for our first fiscal 2012 quarter.

Ms. Mara L. Ransom

Securities and Exchange Commission

June 26, 2012

We will provide you with marked copies of Amendment No. 4 to expedite your review.

If you have any questions, please do not hesitate to call Gavin Grover at (415) 268-7113 or Stewart McDowell at (415) 393-8322.

Very truly yours,

/s/ Gavin B. Grover                  /s/ Stewart L. McDowell

Gavin B. Grover                      Stewart L. McDowell

cc:	Gary G. Friedman, Restoration Hardware Holdings, Inc.
Carlos E. Alberini, Restoration Hardware Holdings, Inc.
Frederick G. Silny, Restoration Hardware Holdings, Inc.
Karen Boone, Restoration Hardware Holdings, Inc.
Robert Babula, Securities and Exchange Commission
Donna Di Silvio, Securities and Exchange Commission
Lisa Kohl, Securities and Exchange Commission